UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 2Q22 Financial Results

Gross Bookings up 129% YoY and in line with 2Q19 levels, with Adjusted EBITDA of $10.6 million

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--August 18, 2022--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced unaudited financial results for the three-months ended June 30, 2022 (“second quarter 2022” or “2Q22”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustment. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

2Q22 Financial and Operating Highlights
(For definitions, see page 14)

  Gross Bookings of $1.1 billion, up 129% year-over-year (“YoY”) and in line with 2Q19 levels, as travel restrictions were largely eliminated and demand continued to recover steadily
  Transactions increased 65% YoY to 90% of 2Q19 volume
  Room nights increased 67% YoY to 69% of 2Q19 levels
  Mobile represented 46% of Transactions, up 175 basis points (“bps”) YoY and 550 bps compared to 2Q19
  Revenues increased 113% YoY to $134.4 million, 18% above 2Q19
  Adjusted EBITDA increased to $10.6 million, marking the third consecutive positive quarter, up from negative $22.3 million a year ago
  Generated $4.2 million in operating cash flow, compared with use of cash of $0.7 million in 2Q21 and positive operating cash flow of $15.9 million in 2Q19
  Loyalty Program reached 5.7 million members in 2Q22, increasing 82% QoQ
  Closed two acquisitions in Brazil: i) 51% of the shares of Stays, Brazil’s leading vacation rental channel manager, for approximately $3.1 million, and ii) of the shares of Viajanet an online travel agent for approximately $15.5 million
  On June 14, 2022, the Board of Directors approved a new $40 million share repurchase program that expired August 12, 2022. Under the program, a total of $5.4 million worth of shares were repurchased during the second quarter

Subsequent Events

  Repurchased $4.6 million of Despegar shares in July, bringing total repurchases to $10 million

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO said:

“Our winning business model and expanding travel ecosystem are enabling us to continue effectively capturing rising travel demand, particularly in Brazil, our largest market. Gross bookings, which were near pre-pandemic levels, combined with increasing operating leverage, higher ASPs and an improved revenue mix, helped us deliver a third consecutive quarter of positive Adjusted EBITDA, which rose substantially year-over-year to $10.6 million.

During the second quarter of 2022, we completed the acquisitions of Viajanet and Stays under our regional consolidation strategy, further enhancing our B2C and B2B offerings. Building on our M&A experience, we have been seamlessly integrating these businesses, in order to achieve revenue, cost and technology synergies.

In addition to enhancing our offering, which focuses on affordable travel options and vacation packages, Koin continues to expand our addressable market, raise average ticket prices, and increase conversion rates. With purchase volume rising almost seven times over the last twelve months and NPLs remaining at healthy levels, our Buy-Now-Pay-Later (“BNPL”) business is expected to reach EBITDA positive by mid-2023.

Customer loyalty remains a key growth initiative, as it drives engagement and repeat purchases. We are pleased that another 2.6 million travelers became Passaporte Despegar members during the second quarter of 2022, increasing 82% sequentially to 5.7 million.

Operating cash flow was $4.2 million as of the second quarter of 2022, contributing to a solid cash position of $275 million, which gives us the financial flexibility to capture more of Latin America’s $88 billion(1) travel market. During June and July we repurchased $10.0 million of our shares under our share repurchase program, which we believe continue to trade at a substantial discount in comparison to our peers.

Based on current data and trends, we expect travel demand to sustain its recovery during the remainder of the year. We are aware of the current global macroeconomic volatility, particularly rising inflation and interest rates, however we have been operating in this challenging environment during the last four months and still see travel demand recovering. Longer term, we remain focused on executing the strategy outlined during our Investor Day. Its aim is to capture more of the market’s growth more effectively and further strengthen earnings power, driving Adjusted EBITDA to $150 million when the industry’s Gross Bookings reach 2019 levels.”

[1] Euromonitor 2022 Data. Considering Only Airlines, Lodging, Car Rentals, Attractions and Experiences.

Operating and Financial Metrics Highlights
(In millions, except as noted)
	2Q22	2Q21	% Chg	2Q19	% Chg
Operating metrics
Number of transactions	2.193	1.331	65%	2.448	(10%)
Gross bookings	$1,120.2	$488.9	129%	$1,118.1	0%
Financial metrics
Revenues	$134.4	$63.1	113%	$114.1	18%
Net income (loss)	($13.2)	($31.4)	n.m.	($16.5)	n.m.
Net income (loss) attributable to Despegar.com, Corp	($13.2)	($31.1)	n.m.	($16.5)	n.m.
Adjusted EBITDA	$10.6	($22.3)	n.m.	($7.3)	n.m.
EPS Basic [2]	($0.24)	($0.46)	n.m.	($0.24)	n.m.
EPS Diluted [2]	($0.24)	($0.46)	n.m.	($0.23)	n.m.

Extraordinary Charges
Adjusted EBITDA	$10.6	($22.3)	n.m.	($7.3)	n.m.
Extraordinary Cancellations due to COVID-19	$0.5	($7.5)	n.m.	–	n.m.
Extraordinary Charges	($1.7)	($4.3)	n.m.	($10.2)	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	$11.8	($10.5)	n.m.	$2.9	n.m.
Average Shares Outstanding - Basic (1)	82,362	81,452	1%	69,539	18%
Average Shares Outstanding - Diluted (1)	82,362	81,452	1%	69,539	18%
EPS Basic (Excl. Extraordinary Charges) (2)	($0.23)	($0.32)	n.m.	($0.09)	n.m.
EPS Diluted (Excl. Extraordinary Charges) (2)	($0.23)	($0.32)	n.m.	($0.09)	n.m.
(1) In thousands
(2) Round numbers
n.m.: Not Meaningful

Overview of Second Quarter 2022 Results

Key Operating Metrics
(In millions, except as noted)
	2Q22		2Q21		% Chg	FX Neutral % Chg	2Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$1,120.2		$488.9		129%	140%	$1,118.1		0%
Average selling price (ASP) (in $)	$511		$367		39%	45%	$457		12%
Number of Transactions by Segment & Total
Air	1.1	51%	0.6	48%	77%		1.5	60%	(23%)
Packages, Hotels & Other Travel Products	1.0	47%	0.7	52%	49%		1.0	40%	4%
Financial	0.0	1%	-				-
Total Number of Transactions	2.2	100%	1.3	100%	65%		2.4	100%	(10%)

On a year-over-year (“YoY”) basis, transactions increased 65% to 2.2 million, reaching 90% of 2Q19 levels. Transactions in the air travel segment outgrew the recovery in Packages, Hotels & Other Travel Products by 33 percentage points, as travel restrictions were lifted across Latin America.

Gross Bookings increased 129% YoY to $1.1 billion and reached 2Q19 levels.

Domestic Gross Bookings increased 76% YoY and exceeded 2Q19 levels by 28%, while International Gross Bookings increased 200% YoY, reaching 85% of 2Q19 levels, as travel restrictions in Latin America were lifted, boosting demand for international travel in particular.

ASPs rose 39% YoY - and 45% on an FX neutral basis - to $511, mainly reflecting rising travel demand, particularly for international trips, higher fuel prices that increased airfares, as well as other inflation pressures. Compared to 2Q19, ASPs increased 12%.

Geographic Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q22 vs. 2Q21 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	2Q22	2Q21	% Chg.	2Q22	2Q21	% Chg.	2Q22	2Q21	% Chg.	2Q22	2Q21	% Chg.
Transactions ('000)	709	328	116%	459	486	(5%)	1,025	517	98%	2,193.1	1,331	65%
Gross Bookings	363	82	345%	247	211	17%	510	196	160%	1,120	489	129%
ASP ($)	512	249	106%	537	434	24%	498	380	31%	511	367	39%
Revenues										134	63	113%
Gross Profit										89	25	262%
2Q22 vs. 2Q21 - FX Neutral Basis
	Brazil			Mexico			Rest of Latin America			Total
	2Q22	2Q21	% Chg.	2Q22	2Q21	% Chg.	2Q22	2Q21	% Chg.	2Q22	2Q21	% Chg.
Transactions ('000)	709	328	116%	459	486	(5%)	1,025	517	98%	2,193.1	1,331	65%
Gross Bookings	339	82	316%	247	211	17%	586	196	198%	1,172	489	140%
ASP ($)	479	249	92%	537	434	24%	572	380	51%	534	367	45%
Revenues										140	63	122%
Gross Profit										94	25	282%

Brazil accounted for 32% of total Transactions in 2Q22, increasing 116% and 23% below 2Q19 levels.

Gross Bookings grew 345% YoY and were 20% lower when compared to 2Q19. ASPs increased 106% YoY and 4% compared to 2Q19.

Mexico represented 21% of 2Q22 Transactions. Gross Bookings in Mexico increased 17% YoY, while Transactions were down 5% as Mexico was one of the first markets to lift mobility restrictions in 2021 thus affecting the comparable base. In addition, domestic flights decreased YoY due to the implementation of price increases. Compared to 2Q19, Transactions increased 26% while Gross Bookings rose 74%, reflecting the contribution of Best Day, which was acquired in October 2020. ASPs increased 24% YoY and 37% when compared to 2Q19.

Across the rest of Latin America, Transactions and Gross Bookings, on a YoY basis, rose 98% and 160%, respectively, but were 12% and 3% lower when compared to 2Q19. ASPs increased 31% YoY and 11% versus 2Q19.

Revenue

Revenue Breakdown

	2Q22		2Q21		% Chg	2Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$53.3	40%	$20.8	33%	157%	$47.4	42%	12%
Packages, Hotels & Other Travel Products	$78.8	59%	$41.7	66%	89%	$66.7	58%	18%
Financing	$0.9	n.m	–		n.m	–		n.m
Unallocated	$1.5	1%	$0.7	n.m	n.m	–	n.m.	n.m
Total Revenue	$134.4	99%	$63.1	99%	113%	$114.1	100%	18%

Total revenue margin	12.0%		12.9%		(90) bps	10.2%		+180 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	$0.5	–	($7.5)	–	n.m.	–	–	n.m.
Total Revenue (Excluding Extraordinary Charges)	$133.9		$70.5		90%	$114.1		17%

Total revenue margin (Excluding Extraordinary Charges)	12.0%		14.4%		(248) bps	10.2%		+175 bps

On a YoY basis, Revenues increased 113% to $134.4 million. Revenue Margin decreased 90 bps YoY to 12.0%, due to targeted price promotions aimed at increasing market share in Brazil and Argentina while maintaining take rates in line with long-term guidance.

Compared to 2Q19, Revenues increased 18%, while Gross Bookings performed at similar levels. Additionally, total Revenue Margin improved 180 bps, mainly due to higher up-front incentives and customer fees as a percentage of Gross Bookings.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	2Q22	2Q21	% Chg	2Q19	% Chg
Revenue	$134.4	$63.1	113%	$114.1	18%
Revenue Margin	12.0%	12.9%	(90) bps	10.2%	+180 bps
Cost of Revenue (1)	$45.1	$38.4	17%	$40.9	10%
Cost of Revenue as a % of GB	4.0%	7.9%	(383) bps	3.7%	+37 bps
Gross Profit	$89.3	$24.6	262%	$73.2	22%
Gross Profit as a % of GB	8.0%	5.0%	+293 bps	6.5%	+143 bps

Extraordinary Charges
Total Revenue	$134.4	$63.1		$114.1
Extraordinary Cancellations due to COVID-19	$0.5	($7.5)	n.m.	-	n.m.
Total Revenue (Excl. Extraordinary Cancellations)	$133.9	$70.5	90%	$114.1	17%
Revenue (Excl. Extraordinary Charges) as a % of GB	12.0%	14.4%	(248) bps	10.2%	+175 bps
Total Cost of Revenue	$45.1	$38.4		$40.9
Extraordinary Charges	($0.8)	($4.2)	n.m.	($1.6)	n.m.
Total Cost of Revenue (Excl. Extraordinary Charges)	$44.3	$34.3	29%	$39.7	12%
Cost of Revenue (Excl. Extraordinary Charges) as a % of GB	4.0%	7.0%	(305) bps	3.6%	+41 bps
Gross Profit (Excl. Extraordinary Charges)	$89.5	$36.3	147%	$74.4	20%
Gross Profit (Excl. Extraordinary Charges) as a % of GB	8.0%	7.4%	+58 bps	6.6%	+134 bps
(1) Financial Bad Debt was reclassified from General and Administrative expenses to Cost of Revenue. As such, Cost of Revenue normalizes the inclusion of financial bad debt in every period under analysis, thus including $2.1 million of financial bad debt in 2Q22, $2.6 million in 2Q21 and $0.6 million in 2Q19.

Cost of Revenue consists mainly of credit card processing fees, bank fees related to customer financing installment plans, and fulfillment center expenses. Starting 2Q22, and the Company reclassified under Cost of Revenue $3.8 million and -$1.6 million of financial bad debt related to Koin and Despegar, respectively to more accurately reflect Despegar´s cost structure. This cost was previously accounted for under General & Administrative expenses. Management believes that accounting for financial bad debt as a Cost of Revenue is consistent with Koin´s strategic role in helping expand the Company's addressable market and increase conversion rates.

On a YoY basis, Cost of Revenue increased 17%, significantly below the 113% revenue growth in the period. As a percentage of Gross Bookings, Cost of Revenue decreased 383 bps to 4.0%, reflecting the Company's ongoing efforts to reduce its cost structure to drive operating leverage and customer care demand converging toward lower pre-pandemic levels.

As reported Gross Profit increased 262% to $89.3 million from $24.6 million in 2Q21. Gross Profit, excluding Extraordinary Charges, increased 147% to $89.5 million, accounting for 8.0% of Gross Bookings compared to 7.4% in 2Q21.

Compared to 2Q19, Cost of Revenue increased 12%, due to higher fulfillment center expenses, installment costs and credit card processing fees. Accordingly, Cost of Revenue as a percentage of Gross Bookings was only 37 bps above 2019 levels, while Gross Profit increased 22%, reflecting increased operating leverage.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	2Q22	2Q21	% Chg	2Q19	% Chg
Selling and marketing	$42.2	$19.2	120%	$50.7	(17%)
S&M as a % of GB	3.8%	3.9%	(16) bps	4.5%	(77) bps
General and administrative (1)	$27.0	$22.7	19%	$20.7	31%
G&A as a % of GB	2.4%	4.6%	(223) bps	1.8%	+57 bps
Technology and product development	$21.4	$18.3	17%	$18.1	18%
T&C as a % of GB	1.9%	3.8%	(184) bps	1.6%	+29 bps
Impairment of long-lived assets	–	–	n.m.	–	n.m.
Total operating expenses	$90.7	$60.2	51%	$89.4	1%
Operating Expenses as a % of GB	8.1%	12.3%	(423) bps	8.0%	+9 bps

Extraordinary Charges
Total Operating Expenses	$90.7	$60.2	51%	$89.4	1%
Extraordinary Charges	($0.9)	($0.2)	n.m.	($8.6)	n.m.
Total operating expenses (Excl. Extraordinary Charges)	$89.8	$60.1	49%	$80.8	11%
Operating expenses (Excl. Extraordinary Charges) as a % of GB	8.0%	12.3%	(427) bps	7.2%	+78 bps
(1) Financial Bad Debt was reclassified from General and Administrative expenses to Cost of Revenue. As such, General and Administrative normalizes the exclusion of financial bad debt in every period under analysis, thus excluding $2.1 million of financial bad debt in 2Q22, $2.6 million in 2Q21 and $0.6 million in 2Q19.
2019 Figures do not include the contribution from Viajes Falabella, Best Day and Koin

On a YoY basis, Operating Expenses increase 51% to $90.7 million, mainly due to a 120% increase in Selling and Marketing (S&M) spend in response to higher travel demand during the period. Excluding Extraordinary Charges in both quarters, Operating Expenses would have increased 49%, declining 427 bps as a percentage of Gross Bookings to 8.0% in 2Q22. These results reflect operational leverage kicking, per the Company’s long-term growth strategy.

Selling and Marketing (“S&M”) expenses increased 120% YoY to $42.2 million, while decreasing 16 bps as a percentage of Gross Bookings. The increase in absolute terms mainly reflects investments in direct marketing, which are consistent with market growth, particularly in regions with higher recovery levels.

General and Administrative (“G&A”) expenses, increased 19% YoY to $27.0 million, mainly driven by FX and local currency inflation in Argentina, particularly in relation to wages, provisions in connection with contingencies, and outsourced services related to strategic initiatives.

Technology and Product Development expenses totaled $21.4 million, increasing 17% YoY, mainly due to FX variations and local currency inflation related to IT-personnel expenses and to a small increase in headcount as the Company strengthened its IT team. Technology and Product Development expenses declined 184 bps YoY as a percentage of Gross Bookings.

Financial Income/Expense

For 2Q22, Despegar reported net financial expenses of $10.5 million, compared to a net financial expenses of $1.8 million in 2Q21. The increase in expenses was mainly caused by FX losses and higher costs associated with the factoring of receivables in Brazil. Financial expenses were partially offset by hedging activities conducted by the Company and by interest income gains.

Income Taxes

The Company reported an income tax expense of $1.3 million in 2Q22, compared to $6.4 million in 2Q21. The effective tax rate in 2Q22 was 11%, compared to 17.1% in 2Q21.

The variation in the 2Q22 effective tax rate was mainly driven by: i) changes in the valuation allowance and deferred tax assets in Brazil and Mexico, due to recoverability analysis for future years; and ii) an income tax rate reduction in Brazil based on a new beneficial tax law.

Adjusted EBITDA

Adjusted EBITDA Reconciliation
(In millions, except as noted)
	2Q22	2Q21	% Chg	2Q19	% Chg
Net income/ (loss)	($13.2)	($31.4)	n.m.	($16.5)	n.m.
Add (deduct):
Financial expense, net	$10.5	$1.8	474%	$1.7	533%
Income tax expense	$1.3	($6.4)	(120%)	($1.5)	(185%)
Depreciation expense	$1.7	$1.4	21%	$2.7	(37%)
Amortization of intangible assets	$6.9	$6.8	2%	$3.1	125%
Share-based compensation expense	$3.3	$5.4	(39%)	$3.2	4%
Restructuring charges	–	$0.0	n.m.	–	n.m.
Adjusted EBITDA	$10.6	($22.3)	n.m.	($7.3)	n.m.

Extraordinary Charges
Adjusted EBITDA	$10.6	($22.3)		($7.3)
Extraordinary Cancellations due to COVID-19	$0.5	($7.5)	n.m.	–	n.m.
Extraordinary Charges	($1.7)	($4.3)	n.m.	($10.2)	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	$10.1	($14.8)	n.m.	($7.3)	n.m.

As reported Adjusted EBITDA was $10.6 million, compared to a loss of $22.3 million in 2Q21.

Balance Sheet and Cash Flows

The majority of Despegar’s cash balance is held in U.S. dollars in the United States and United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

Despegar generated $4.2 million in cash from operating activities during 2Q22. This compares with use of cash of $0.7 million in 2Q21 and cash generation of $15.9 million in 2Q19.

Cash and cash equivalents, including restricted cash, decreased $11 million QoQ to $274.8 million, as of June 30, 2022. Aggregate Net Operational Short-term Obligations were $216.8 million, decreasing 2% on a QoQ basis.

Key Events During and Subsequent to the Quarter

Despegar Completed Acquisition of 100% of Brazilian Online Travel Agency Viajanet
On June 8, 2022, Despegar announced that it completed the acquisition of 100% of the shares of TVLX Viagens e Turismo S.A (“Viajanet”), one of Brazil’s leading online travel agencies, for approximately $15.5 million. As of July 2022, 60% of our outstanding payment obligations were fulfilled, while the remainder is expected to be paid in two equal installments in June 2024 and June 2025, subject to any post-closing indemnification adjustments.

Despegar Acquired Stake in Brazil-based Stays
Per the previously announced agreement, Despegar acquired 51% of the shares of Stays, the leading channel manager in Brazil’s vacation rentals segment, for approximately $3.1 million.

Despegar Initiated New Share Repurchase Program
As part of Despegar’s share repurchase program announced on June 14, 2022, the Company repurchased shares of the Company of an aggregate value of $5.4 million in June 2022 and $4.6 million in July 2022. The program expired on August 12, 2022.

Despegar Announced Appointment of New Board Member
Effective June 24, 2022, and in connection with a rotation by LCLA Daylight LP (an affiliate of L Catterton Latin America III, L.P.) of its appointed directors, Mr. Dirk Donath resigned as a director and member of the Board’s Nomination & Compensation and Strategy committees. Mr. Donath will continue to serve as an observer of the Board. In turn, L Catterton appointed Ramiro Lauzan as a member of the Board and the Nomination & Compensation and Strategy committees of the Company. Mr. Lauzan previously served as an observer of the Board.

Despegar published its 2021 ESG report
On August 18, 2022, Despegar published its 2021 ESG report available on the Company's website at: https://investor.despegar.com/

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830, the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

Non-GAAP Financial Information

This earnings release includes certain references to Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs.

Despegar has calculated Adjusted EBITDA as net loss for the quarter exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

2Q22 Earnings Conference Call

When:	10:00 a.m. Eastern time, August 18, 2022

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1-646-904-5544 (U.S. domestic); 1-929-526-1599 (International)

Access Code: 195170

Pre-Register: You may pre-register at any time: click here. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast: CLICK HERE

Definitions and concepts

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables, accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivable.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) Extraordinary Cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others. As of 1Q22, Extraordinary Charges also include costs generated from the operation of Best Day.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors Gross Bookings as an important indicator of its ability to generate revenue.

NPL means non-performing loans and is defined as a loan which will not be repaid by the borrower in full or is subject to late repayment. For the purpose of this presentation, non-performing loans are calculated considering the borrowers that have not made repayments of principal and/or interest for at least 90 days.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, and (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising and other sources (i.e. destination services, loyalty and interest revenue).

Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and the rest of South America where Despegar operates, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable Cost of Revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

TPV means Total Purchase Volume, and is equivalent to the volume processed by the Buy-Now-Pay-Later financing solution during a specific period of time.

Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella and Koin, (the Company’s fintech business) in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have or when travel will resume at pre-pandemic levels. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended June 30, 2022 and 2021 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	2Q22	2Q21	% Chg
Revenue	134,421	63,069	113%
Cost of revenue	45,149	38,429	17%
Gross profit	89,272	24,640	262%
Operating expenses
Selling and marketing	42,214	19,188	120%
General and administrative	27,037	22,696	19%
Technology and product development	21,407	18,344	17%
Impairment of long-lived assets	-	-	n.m.
Total operating expenses	90,658	60,228	51%

Equity Income / (Loss)	16	(348)	n.m.
Operating (loss) / income	(1,370)	(35,936)	n.m.
Net financial income (expense)	(10,529)	(1,835)	n.m.
Net (loss) / income before income taxes	(11,899)	(37,771)	n.m.
Income tax (benefit) / expense	1,266	(6,413)	n.m.
Net (loss) / income	(13,165)	(31,358)	n.m.
Net (income) / loss attributable to non controlling interest		258	n.m.
Net income (loss) attributable to Despegar.com, Corp	(13,165)	(31,100)	n.m.
1. In thousands
2. The Company reclassified $2.1 million and $2.6 million of Financial Bad Debt from General and Administrative expenses to Cost of Revenue for 2Q22 and 2Q21 respectively.

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
FINANCIAL RESULTS
Revenue	$11,740	$53,246	$51,850	$63,069	$83,368	$124,556	$112,414	$134,421
Cost of revenue	19,094	25,695	30,092	38,429	37,953	53,765	42,558	45,149
Gross profit	(7,354)	27,551	21,758	24,640	45,415	70,791	69,856	89,272
Operating expenses
Selling and marketing	5,299	13,160	15,382	19,188	26,138	34,582	30,517	42,214
General and administrative	16,118	29,626	20,148	22,696	22,162	18,689	23,523	27,037
Technology and product development	14,322	17,152	17,460	18,344	19,432	19,508	20,735	21,407
Impairment of long-lived assets	-	593	5,106	-	-	-	-	-
Total operating expenses	35,739	60,531	58,096	60,228	67,732	72,779	74,775	90,658

Equity Income / (Loss)		(2,059)	376	(348)	(29)	343	117	16
Operating income	(43,093)	(35,039)	(35,962)	(35,936)	(22,346)	(1,645)	(4,802)	(1,370)
Net financial income (expense)	(4,484)	(2,095)	(1,309)	(1,835)	(3,254)	(3,809)	(7,023)	(10,529)
Net income before income taxes	(47,577)	(37,134)	(37,271)	(37,771)	(25,600)	(5,454)	(11,825)	(11,899)
Adj. Net Income tax expense	(5,838)	(8,298)	292	(6,413)	(1,654)	7,545	19,093	1,266
Income tax expense	(5,838)	(8,298)	292	(6,413)	(1,654)	7,545	19,093	1,266
Net income /(loss)	(41,739)	(28,836)	(37,563)	(31,358)	(23,946)	(12,999)	(30,918)	(13,165)
Net (income) / loss attributable to non controlling interest	$69	$213	$180	$258	$273	$526	-	-
Net income (loss) attributable to Despegar.com, Corp	(41,670)	(28,623)	(37,383)	(31,100)	(23,673)	(12,473)	(30,918)	(13,165)
Adjusted EBITDA	($31,250)	($19,260)	($20,024)	($22,256)	($10,346)	$9,002	$6,787	$10,594

Net income/ (loss)	($41,739)	($28,836)	($37,563)	($31,358)	($23,946)	($12,999)	($30,918)	($13,165)
Add (deduct):
Financial expense, net	4,484	2,095	1,309	1,835	3,254	3,809	7,023	10,529
Income tax expense	(5,838)	(8,298)	292	(6,413)	(1,654)	7,545	19,093	1,266
Depreciation expense	2,597	1,751	1,569	1,401	2,451	1,497	1,672	1,699
Amortization of intangible assets	4,370	6,889	7,095	6,827	6,457	6,909	6,584	6,937
Share-based compensation expense	2,427	2,598	2,149	5,444	3,092	2,241	3,333	3,328
Impairment of long-lived assets	-	593	5,106	-	-	-	-	-
Restructuring charges	1,949	2,413	19	8	-	-	-	-
Acquisition transaction costs	500	1,535	-	-	-	-	-	-
Adjusted EBITDA	($31,250)	($19,260)	($20,024)	($22,256)	($10,346)	$9,002	$6,787	$10,594
1. In thousands
2. The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis

Unaudited Consolidated Balance Sheet as of June 30, 2022 and March 31, 2022 (in thousands U.S. dollars, except as noted)

	As of June 30, 2022	As of March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	236,278	235,175
Restricted cash and cash equivalents	38,486	50,589
Short Term Investments	$286	–
Accounts receivable, net of allowances	137,265	112,312
Loan receivables, net	15,848	14,712
Related party receivable	16,045	15,857
Other current assets and prepaid expenses	12,021	33,614
Total current assets	456,229	462,259
Non-current assets
Other Assets	58,527	63,426
Loan receivables, net	1,373	96
Restricted cash and cash equivalents	–	–
Right of use	24,758	26,649
Property and equipment net	17,486	17,234
Intangible assets, net	85,897	85,873
Goodwill	141,366	128,094
Total non-current assets	329,407	321,372
TOTAL ASSETS	785,636	783,631
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	61,291	49,938
Travel suppliers payable	280,974	278,678
Related party payable	43,728	35,115
Loans and other financial liabilities	21,591	12,245
Deferred Revenue	18,268	16,924
Other liabilities	61,878	68,404
Contingent liabilities	11,354	11,746
Lease liabilities	6,377	6,860
Total current liabilities	505,461	479,910
Non-current liabilities
Other liabilities	35,756	35,661
Contingent liabilities	25,569	25,128
Long term debt	9,330	11,508
Lease liabilities	18,894	20,294
Related party liability	125,004	125,000
Total non-current liabilities	214,553	217,591
TOTAL LIABILITIES	720,014	697,501

Series A non-convertible preferred shares	107,537	100,879
Series B convertible preferred shares	46,700	46,700
Mezzanine Equity	154,237	147,579

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	284,493	280,298
Additional paid-in capital	347,819	349,334
Other reserves	(728)	(728)
Accumulated other comprehensive income	(25,994)	(16,368)
Accumulated losses	(618,879)	(605,718)
Treasury Stock	(75,326)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	(88,615)	(61,449)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	785,636	783,631

Unaudited Statements of Cash Flows for the three-month periods ended June 30, 2022 and 2021 (in thousands U.S. dollars, except as noted)

	3 months ended June 30,
	2022	2021
Cash flows from operating activities
Net income / (loss)	($13,165)	($31,358)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	–	$257
Unrealized foreign currency translation losses	($2,701)	$1,122
Depreciation expense	$1,699	$1,401
Amortization of intangible assets	$6,937	$6,827
Disposals of property and equipment	–	$1,123
Earnout	($862)	$274
Indemnity	$862	($274)
Investments in other subsidiaries	($16)	($733)
Stock based compensation expense	$3,604	$5,444
Amortization of Right of use	$1,282	$826
Interest and penalties	$438	$786
Income taxes	($1,544)	($8,077)
Allowance for doubtful accounts	$2,134	$2,592
Provision for contingencies	$892	($1,289)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	($41,965)	($17,711)
(Increase) / Decrease in Loans receivables	$3,164	($162)
(Increase) / Decrease in related party receivables	$5,218	$626
(Increase) / Decrease in other assets and prepaid expenses	$23,592	($3,166)
Increase / (Decrease) in accounts payable and accrued expenses	$13,293	($126)
Increase / (Decrease) in travel suppliers payable	$6,642	$13,496
Increase / (Decrease) in other liabilities	($10,783)	$17,436
Increase / (Decrease) in contingencies	($1,843)	($1,703)
Increase / (Decrease) in related party liabilities	$9,422	$10,836
Increase / (Decrease) in lease liability	($4,069)	($757)
Increase / (Decrease) in deferred revenue	$2,018	$1,616
Net cash flows provided by / (used in) operating activities	4,249	(694)
Cash flows from investing activities
(Increase)/ Decrease in short term investments	($3)	–
(Increase) in Loan Receivables	($4,359)	($101)
Collection on Loan Receivables	$1,379	$37
Payment for acquired businesses, net of cash acquired	($1,801)	($4,752)
Acquisition of property and equipment	($949)	($515)
Increase of intangible assets including internal-use software and website development	($4,044)	($4,522)
Net cash flows used in investing activities	(9,777)	(9,853)
Cash flows from financing activities
Net (decrease) / increase of short term debt	$1,078	($3,587)
Increase in long-term debt	$1,096	$3,767
Decrease in long-term debt	($3,009)	($467)
Payment of dividends to stockholders	($231)	($498)
Capital Contributions	–	$75
Treasury Stock	($5,412)	–
Collect on debenture issuance by securitization program	$5,407	–
Net cash flows provided by financing activities	(1,071)	(710)
Effect of exchange rate changes on cash and cash equivalents	($4,401)	$1,498
Net increase / (decrease) in cash and cash equivalents	($11,000)	($9,759)
Cash and cash equivalents as of beginning of the period	$285,764	$325,740
Cash and cash equivalents as of end of the period	$274,764	$315,981

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

Adjusted EBITDA excluding Extraordinary Charges: is Adjusted EBITDA as defined before excluding the impact of Extraordinary Charges

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Contacts

IR Contact
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: August 18, 2022